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RICH MAY, A PROFESSIONAL CORPORATION
176 FEDERAL STREET
BOSTON, MASSACHUSETTS 02110-2223
TELEPHONE (617) 556-3800
FAX (617) 556-3890

                      July 19, 2006

VIA EDGAR

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549

Re:	CORNING NATURAL GAS CORPORATION Schedule 14A—Preliminary Proxy Statement

Dear Filing Agent:

        On behalf of our client, Corning Natural Gas Corporation, pursuant to Rule 14a-6(a), we are filing, via EDGAR, the following with respect to a special meeting of Corning Natural Gas Corporation's stockholders to consider a merger agreement with C&T Enterprises, Inc.:

  •
  Schedule 14A cover sheet

  •
  Chairman's cover letter

  •
  Notice of Special Meeting

  •
  Proxy Statement

  •
  Proxy Card

        The requisite filing fee of $1,389.97 was wired to the Commission on June 29, 2006 (Form type/reference number 20148). The following changes are anticipated for inclusion in the definitive proxy statement that will be filed on EDGAR: the date of the special meeting, the record date, the date of mailing and updated stock price information.

        As described on pages 11 and 33 of the Proxy Statement, the Merger was approved by the New York Public Service Commission earlier today.

        Should you have any questions regarding the preliminary proxy materials, please call me at (617) 556-3857 at your convenience.

                      Very truly yours,

                      /s/  ERIC J. KRATHWOHL
                      Eric J. Krathwohl

cc:
Thomas K. Barry

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RICH MAY, A PROFESSIONAL CORPORATION 176 FEDERAL STREET BOSTON, MASSACHUSETTS 02110-2223 TELEPHONE (617) 556-3800 FAX (617) 556-3890